EXHIBIT 3.2

CERTIFICATE OF AMENDMENT TO

THE FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

LULU’S FASHION LOUNGE HOLDINGS, INC.

Lulu’s Fashion Lounge Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

1.	This Certificate of Amendment (the “Certificate of Amendment”) to the Fourth Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) amends the provisions of the Certificate of Incorporation.

2.	This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3.	Upon this Certificate of Amendment becoming effective, Article IV, Section 1 of the Corporation’s Certificate of Incorporation is hereby amended by adding the following at the end thereof:

“At the effective time of this Certificate of Amendment to the Certificate of Incorporation pursuant to the DGCL (the “Reverse Split Effective Time”), each fifteen shares of Common Stock issued and outstanding immediately prior to the Reverse Split Effective Time shall be combined into one validly issued, fully paid and non-assessable share of Common Stock automatically and without any action by the holder thereof (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. The number of authorized shares of Common Stock and Preferred Stock shall remain unchanged following the Reverse Split Effective Time. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split that are held by an individual stockholder will be aggregated subsequent thereto and each such fractional share resulting from such aggregation shall be rounded up to the nearest whole share. The Reverse Stock Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Corporation; provided that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Stock Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Stock Split are either surrendered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes a lost certificate affidavit and agreement reasonably acceptable to the Corporation (which may include a requirement to post a bond) to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificates.”

4.	That except as amended hereby, the provisions of the Corporation’s Certificate of Incorporation shall remain in full force and effect.

5.	This Certificate of Amendment shall be effective at 5:00 p.m., Eastern Time, on July 3, 2025.

IN WITNESS WHEREOF, this Certificate of Amendment has been signed on behalf of the Corporation by its duly authorized officer this 26th day of June, 2025.

LULU'S FASHION LOUNGE HOLDINGS, INC.

By:      /s/ Crystal Landsem

Name:      Crystal Landsem

Title:         CEO